Correspondence

China Biopharmaceuticals Holdings, Inc.
No. 859, Pan Xu Road
Suzhou, Jiangsu Province
China, 215000

Tel: (86) 512 6855 0568

September 14, 2007

VIA EDGAR

Ms. Vanessa Robertson

Staff Accountant

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:      China Biopharmaceuticals Holdings, Inc.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Filed April 2, 2007

File No. 000-09987

Dear Ms. Robertson:

On behalf of CHINA BIOPHARMACEUTICALS HOLDINGS, INC. (the “Company”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 29, 2007 (the “Comment Letter”) with respect to the Company’s Form 10-KSB for the fiscal year ended December 31, 2006 filed on April 2, 2007 (the “Form 10-KSB”).

For reference purposes, the text of the Comment Letter has been reproduced in bold and italics herein with responses below for each numbered comment.

Item 3. Legal Proceedings. Page 21

1.	Please explain to us in greater detail the “revenue problems” that you identified related to the acquisition of Enshi.

After the acquisition of Enshi, the company realized that part of Enshi’s account receivables remain uncollected and may not existing and the pre-acquisition revenue of Enshi were fraudulently overstated by the former shareholder of Enshi. The company has written off the doubtful account receivables and made adjustment on Enshi’s revenue on its subsequent filings.

The Company has commenced action to freeze up to $10 million assets of Mr. Li Xiaobo, the former shareholder and management of Enshi, for breach of representations and warranties as contained in the acquisition agreements. Additionally, the Company reserves the right to seek further damages from the former shareholder

Item 6. Management ’ s Discussion and Analysis of Financial Condition and Results of Operations, page 23
Results of Operation — Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 24

2.	Please revise your discussion to include why minority interest varied so significantly in the current period as well as why it seems to increase the loss incurred for the period.

Firstly, the company acquired Erye in the middle of June 2005, and therefore the company only consolidated approximately half year operation results of Erye in its financial statement in 2005. Secondly, the company consolidated the whole year operation result of Erye in its financial statement in 2006. Thirdly, Erye’s net profit in 2006 was much larger than Erye’s net profit in 2005. All these result in variance of the minority interest. Additionally, the loss incurred for the period has no relation with the minority interest. The increase in loss was mainly resulted from loss of Enshi and the increase in operating expenses at the parent company.

Financial Statements
Consolidated Statements of Operations and Other Comprehensive Income, page F-3

3.

Earnings per share should be rounded to the nearest cent, in order not to imply a greater degree of precision than exists. It also appears that the diluted calculation for the current year is antidilutive, so it should reflect the same amounts as the “Basic” calculation. Please revise this presentation both in the statement of operations and throughout the document. Refer to paragraph 13 of SFAS 128.

We have revised this presentation both in the statement of operations and throughout the document.

4.

In your response letter dated February 13, 2007, comment eleven, you acknowledge that it is more appropriate to include “Long term other receivables — related partied” as an investing activity. Please revise your presentation to include this line item as an investing activity. In addition, please explain why you included “Long term other receivable” as an operating activity. We note that you included this line as an investing activity in the March 31, 2007 10-QSB. Please revise your presentation to include thus line item as an investing activity. Finally, please explain to us why “Other receivables — related party” is classified as an operating activity. In your response letter dated February 13, 2007, comment two, you classified this line item as an investing activity .

We have revised our statement of cash flows to include other receivable – related parties, long term receivable and long term receivable – related parties as investing activities.

Note 8— related parties transactions, page F-18
Long Term Other Receivables— Related parties, page F-19

5 .   In your response letter dated February 13, 2007, comment eleven, you confirmed that you would disclose the nature of the receivables in future filings. Please revise your disclosure to include this information.

The disclosure is revised as follows:

This amount represents the receivable from shareholders of Suzhou Hengyi to rescind and terminate the purchase of Hengyi and its 50% subsidiary, Suzhou Sintofarm. See details on Note 15.

Note 15- Business Combination, page F-24
Erye Acquisition, page F-24

6. We read your response to comment five and your revised disclosures. We continue to have questions related to this process, and would like you to address the following item:

•

At the time of the acquisition you made an estimate of the fair value of the fair value of the share based on the best available evidence. Since the shares were not actively traded at the time of the acquisition, paragraph 23 of SFAS 141 indicates that the fair value of the assets and liabilities of the acquired and debt assumed as you did when you “reevaluated” the common stock value. Your later decision to “reevaluated” the fair value of shares issued as part of the purchase price and use this information appears to acquisition given that the allocation period referenced in SFAS 141 is meant to be used to refine the purchase price allocation but not to amend the original purchase price.

•	Explain how you use of the acquiree’ s book value, as you disclosed in the 2006 10-KSB, complies with SFAS 141 which states that fair value should be used.

•

You disclose in the 2006 10-KSB that you obtained an independent appraisal report form a Chinese CPA firm to evaluate the acquiree’ s assets and liabilities. This reference and all other reference to independent appraisals suggest to an investor that you are placing reliance on the firm , which the staff believes requires that the firm’ s name be included in the ’34 Act filing. Please advise.

•

Due to the reevaluation of the common shares issued for the acquisitions and the fact that the counter parties of the acquisition agreed to accept the issued shares and cash as the full price, we considered that overstating the value of the common shares and recording of goodwill would be misleading. In order to fairly present the transactions and the financial statements, we believe our approach was reasonable.

•	That was our mistake. We actually meant net fair value, which was based on a appraisal report issued by an independent CPA firm in China. Our disclosure is revised as follows:

In determining the cost of the acquired equity, we considered all aspect of the acquisition and weighed the consideration we paid and the assets we received. Since we have an independent appraisal report from a Chinese CPA firm, in which Erye’s assets and liabilities were evaluated based on the market condition and Erye’s business, and according to our management’s understanding and judgment about Erye’s assets and liabilities, we believe that the net fair value of assets acquired and debt assumed was more readily determinable and evident. In preparing financial statements for the year ended December 31, 2005, the Company’s management reevaluated the stock price used for the acquisition, in light of the lack of active trading and the absence of a market-determined price for the stock at the time of the acquisition. Under guidance of FASB 141, the Company opted to use the acquiree’s net fair value as the best, verifiable estimate of purchase consideration. As a result, the value of the stock issued and the cash consideration transferred were adjusted to be equivalent to the net fair value of the acquired target, resulting in an offsetting write-down of both goodwill and paid in capital during the fourth quarter of 2005. There was no income statement effect from this change in valuation.

•	The appraisal report was issued by an independent CPA firm, Jiangsu Gong-Zheng Accounting Company.

Enshi Acquisition, page F-25

7.

You state that $2.6 million of purchase price originally allocated to receivables has been re-allocated to buildings and land use right. It appears as though management determined that the receivables were non-existent and that this was not as a result of the independent appraisal. The allocation period referenced in SFAS 141 is not meant to cover information that was not previously obtainable that becomes obtainable. The definition of allocation period in SFAS 141 states that, “The allocation period ends when the acquiring entity as no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable.” Therefore, please confirm whether the information related to these receivables was obtained during the independent appraisal. In addition, since the $2.6 million was re-allocated to buildings and land use rights please confirm how the amounts assigned continue to reflect the fair value of those assets.

We confirmed that the information related to these receivables was not obtained during the independent appraisal. Based on the acquisition agreement, the former owner of Enshi, Mr. Li Xiaobo, guaranteed the collection of the accounts receivable within 120 days. During this period, the management found that the receivables were non-existent so the value of the net assets acquired was decreased and the Company re-allocated the purchase price. The $2.6 million was then re-allocated to other assets, mainly to buildings and land use rights because the appraisal value of buildings and land use rights was comparably higher than the value of other assets. The following are the appraisal value and the re-allocated value of the net assets acquired:

	USD
	Original FMV	Re-allocated value
Current assets	$6,840,881	$4,220,081
Buildings	5,387,471	5,387,471
Other fixed assets	2,953,193	2,953,193
Land use rights	5,049,734	5,049,734
Drug patents	1,048,287	1,048,287

	21,279,566	18,658,766
Less total liabilities	4,593,766	4,593,766

Total net assets acquired	$16,685,800	$14,065,000

Discontinued Operation- Suzhou Hengyi, page F-26

8.

Refer to your response to comment eight. Please tell us the per share value you assigned to the 1.2 million share rescinded in this transaction and tell us the trading price of your shares at the rescission date. Explain the reason for any difference between these two values.

The assigned per share value to the 1.2 million share issued to Henyi’s shareholders for the acquisition was $0.44. When the company made the Henyi acquisition, the company’s shares were not trading yet and there was no trading price for the company’s shares. The assigned price was based on the fair market value of the net assets acquired.

On August 28, 2006,  the  Company  entered to an  agreement with the original shareholders of Suzhou  Hengyi to rescind and  terminate the purchase of Hengyi. Pursuant  to the  agreement, all consideration  paid to the  shareholders  of Hengyi, which included 1,200,000  shares of the Company's common  stock, will be returned to the company. As of June 30, 2007, the 1,200,000 shares of common stock were returned and cancelled. As of the cancellation date, the trading price per share was $0.30.

9.

Since it appears that you are restating the gain/loss on this disposal in the current period from what you originally presented in the Form 10-QSB for September 30, 2006, please revise your note to clearly indicate this and the impact that this restatement had for that period. Refer to paragraph 26 of SFAS 154.

We have revised our note as following:

In our Form 10-QSB for September 30, 2006, the above stated loss on discountinued operation was miscalculated as a gain of $96,869. After the restatement, the restated unaudited net income for the period ended September 30, 2006 should have presented as following:

	Three months ended September 30, 2006 Unaudited	Nine months ended September 30, 2006 Unaudited
	Restated	Restated
INCOME FROM CONTINUING OPERATIONS	485,239	1,080,832
INCOME (LOSS) ON OPERATIONS OF DISCONTINUED
Income (loss) from discontinued operations, net of tax effect	—	(11,001)
Loss on disposal of discontinued operation, net of tax effect	(595,439)	(595,439)

Net Income (Loss) on Discontinued Operation	(595,439)	(606,440)

NET INCOME (LOSS)	(110,200)	474,392
OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	(145,322)	366,813

COMPREHENSIVE INCOME (LOSS)	(255,522)	$841,205

INCOME PER SHARE OF COMMON STOCK
BASIC
CONTINUING OPERATIONS	$0.01	$0.03
DISCONTINUED OPERATIONS	(0.02)	(0.02)

TOTAL	$(0.00)	$0.01

DILUTED
CONTINUING OPERATIONS	$0.01	$0.03
DISCONTINUED OPERATIONS	(0.02)	(0.02)

TOTAL	$(0.00)	$0.01

Note 16- Shareholders’ Equity, page F-27
Private placement closed in June, 2005 (the ”Initial Preferred A Private Placement”), page F-28

10.

You make the statement related to these warrants and all other discussed in this note that the “warrants have no value.” Please provide us your analysis of this statement including the Black-Scholes calculation that supports this assertion.

In June 2005, CBH has issued 1,166,500 warrants of which the exercise price is $2.00 and the term of the warrants is 3 years. Since CBH had no trading price at the issuance date of the warrants, so we could only use the best estimation of our share price. As a result, we used the data from Dragon Pharmaceutical Inc (OTCBB Stock Quote: DRUG), for this company had a similar status compared with CBH. For example, both companies are trading on OTCBB; are in the same industry; both are located in China; and both are under similar financial position in terms of total assets, revenue and net income.  So our best estimations on the issuance date were as follows:

(1)	Our net income for the first six months of 2005 was $533,126; our total common shares outstanding were 28,133,757.

(2)	Our earning per share for the first six months of 2005 was $0.019.

(3)	Applying Dragon's PE Ratio of 6.4 which we thought was appropriate PE Ratio for us. Therefore, the best estimation for the stock price at the time of the issuance of the warrants was $0.12 .

(4)	By plugging in this stock price to the black-scholes model, the value for the issued warrants was $210 , which is immaterial.

The Black-Scholes calculation was follows:

INPUT VARIABLES	CBH
Stock Price	$0.120
Exercise Price	$2.000
Term	3.00
Volatility	53%
Annual Rate of Quarterly Dividends	0.00%
Discount Rate - Bond Equivalent Yield	4.220%

INTERMEDIATE COMPUTATIONS
Present Value of stock Ex--dividend	$0.12
Present Value of Exercise Price	$1.76
Cumulative Volatility	91.38%

Call Option
Proportion of Stock Present Value	0.65%
Proportion of Exercise Price PV	-0.03%
Call Option Value	$0.0002

# options/warrants	1,166,500

FAIR Value of options granted	$210

Issuance of Shares/ Warrants for Services, page F-30

11.

Please tell us the per share value you assigned to the 99,805 shares issued during 2006 for services and tell us the trading price of your shares at each issuance date. Explain the reason for any difference between the value assigned and the trading price.

The trading price as of the date of issuance was $1.005 and the assigned per share value for the common stocks issued for services was $0.58. The company’s shares were not actively traded, and therefore the trading price did not reflect the fair market value of the company’s shares. The Company then determined that the per share value for service should be the fair value of the services received based on negotiation with the service provider.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at 8610-8525-1616 or Howard H. Jiang, the Company’s outside legal counsel, at (212) 891-3982 (email: Howard.Jiang@Bakernet.com ; fax: 212-310-1682).

Very truly yours,

/s/ Chris Mao Peng
Chief Executive Officer